UNITED STATES

                               SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON ,   D .C . 20549



     D IVI S IO N OF
CO RP ORAT IO N FINANCE




                                                                 July 13, 2018

Amro Albanna
Chief Executive Officer
ADiTx Therapeutics, Inc.
11161 Anderson St., Suite 105-10014
Loma Linda, CA 92354

           Re: ADiTx Therapeutics, Inc.
               Amendment No. 2 to Offering Statement on Form 1-A
               Filed on July 3, 2018
               File No. 024-10825

Dear Mr. Albanna:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 11, 2018 letter.

Amendment No. 2 to Offering Statement on Form 1-A

Capitalization, page 39

1. In the third paragraph in this section, we note the disclosure that prior to this offering you entered into private placement transactions. Please include the dates of those transactions, including the date of issuance of the Private Placement Warrants. Exhibits

2.        We note your response to our prior comment 6 and reissue in part.
Please have counsel
          revise Exhibit 12.1 to state that the units will constitute a binding obligation of the
 Amro Albanna
ADiTx Therapeutics, Inc.
July 13, 2018
Page 2
      company. Refer to Section II.B.1.h of Staff Legal Bulletin No. 19, available on our website www.sec.gov.
       You may contact Abe Friedman at (202) 551-8298 or Jean Yu at (202) 551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.


FirstName LastNameAmro Albanna
                                                           Division of
Corporation Finance
Comapany NameADiTx Therapeutics, Inc.
                                                           Office of
Transportation and Leisure
July 13, 2018 Page 2
cc:       Richard Friedman, Esq.
FirstName LastName